EXHIBIT (a)(4)

GENE LOGIC INC. [LOGO]	708 Quince Orchard Rd. Gaithersburg, MD. 20878 Tel: 301.987.1700 Fax: 301.987.1701

______________, 2002

Dear Employee:

     On behalf of Gene Logic Inc. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) certain outstanding options (the “Old Options”) granted to you under the Gene Logic Inc. 1996 Stock Plan, as amended, and the 1997 Equity Incentive Plan, as amended (the “1997 Plan”), for new options (the “New Options”) that the Company will grant under the 1997 Plan. The Offer was consummated pursuant to the terms and conditions in the Company’s Offer to Exchange Outstanding Stock Options, dated November 7, 2002 (the “Offer to Exchange”).

     The Offer expired at 12:00 Noon, Eastern Standard Time, on ____________, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, on ____________, 2002, the Company accepted for exchange, amended to expire and canceled tendered Old Options exercisable for a total of ____________shares of our common stock.

     The Company has specifically accepted for exchange and canceled the Old Options tendered by you exercisable for the number of shares of our common stock (the “Option Shares”) set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you have the right to receive New Options under the 1997 Plan exercisable for four (4) shares of common stock for each five shares subject to the Old Options that you tendered in the Offer and the Company accepted for exchange (rounded down to the nearest whole share). Your New Options will be exercisable for the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events that occur between now and the date when the Company grants such New Options. Also, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Old Options you tendered for exchange, except as set forth in the Offer to Exchange and except that the per share exercise price under the New Options will equal the fair market value of our common stock as determined under the 1997 Plan on the day when the Company grants the New Options.

     In accordance with the terms and subject to the conditions of the Offer, the Company will grant the New Options within 30 days after the first business day that is at least six months and one day following the date when the tendered options were accepted for exchange, amended to expire and canceled . We expect the New Options to be granted between ____________and ____________, 2003. Within thirty days after such grant, documents for the New Options will be sent to you.

     In accordance with the terms of the Offer, you must be an employee of the Company from the acceptance date through the date when the Company grants the New Options in order to receive your New Options. If, for any reason, you do not remain an employee, then you will not receive New Options or any other consideration in exchange for the Old Options tendered by you and canceled by the Company. Participation in the Offer does not confer upon you the right to remain in the employment or other service of the Company or any of its subsidiaries. The Offer was also subject to other terms and conditions; we refer you to the Offer to Exchange for a full statement of the terms and conditions of the Offer.

     If you have any questions about your rights in connection with the grant of New Options, please send an e-mail to Gerri Smith at gsmith@genelogic.com

Sincerely,

Mark D. Gessler
President & CEO

Attachment A

     [Name of Option Holder]

Grant Date of Old	Exercise Price of Old	Number of Option Shares	Number of Option Shares
Options Accepted for	Options Accepted for	Issuable upon exercise	Issuable upon exercise
Exchange	Exchange	of Old Options	of New Options